UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number N/A

Rockwell Collins Retirement Savings Plan for Hourly Employees

(Exact name of registrant as specified in its charter)

400 Collins Road NE

Cedar Rapids, Iowa 52498

(319) 295-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Rockwell Collins Savings Plan, as successor to the Rockwell Collins Retirement Savings Plan for Hourly Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 29, 2005	ROCKWELL COLLINS SAVINGS PLAN, AS SUCCESSOR TO THE ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

		By:	/s/ Patrick E. Allen
Patrick E. Allen
Member of the Employee Benefit Plan Committee